UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

800 N. Glebe Road, Suite 500, Arlington, Virginia, (571) 389-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30050B101	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Advisory Board Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 11,591,096
	7.	SOLE DISPOSITIVE POWER 11,591,096
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,591,096
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.3% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The calculation assumes that there is a total of 47,778,707 shares of Class A Common Stock (as defined below) outstanding, which is the sum of (i) the 42,570,019 shares of Class A Common Stock outstanding as of May 12, 2016, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2016, and (ii) the 5,208,688 shares of Class A Common Stock issuable upon the exchange of the Class B Units (as defined below) beneficially owned by the Reporting Person (as defined below).

CUSIP No. 30050B101	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Evolent Health, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

800 N. Glebe Road, Suite 500

Arlington, Virginia 22203

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed by The Advisory Board Company (the “Reporting Person”), which directly holds (i) 5,208,688 Class B Common Units (the “Class B Units”) of Evolent Health, LLC and (ii) 6,382,408 shares of Class A Common Stock (the “Class A Common Stock”) of the Issuer. Pursuant to the terms of the Exchange Agreement, dated as of June 4, 2015, by and among the Issuer, Evolent Health, LLC and the holders from time to time of Class B Units listed in Exhibit A thereto (the “Exchange Agreement”), The Advisory Board Company may exchange all or a portion of its Class B Units (along with a corresponding number of its shares of Class B Common Stock (the “Class B Common Stock”) of the Issuer) at any time for shares of Class A Common Stock on a one-for-one basis initially, subject to adjustment pursuant to the terms of the Exchange Agreement and the Third Amended and Restated Operating Agreement of Evolent Health, LLC entered into on June 4, 2015 among the Issuer, The Advisory Board Company, TPG Eagle and Ptolemy Capital, LLC as members.

(b)	Address of the Principal Office or, if none, residence

2445 M Street, NW, Washington, D.C.

(c)	Citizenship

Delaware (place of organization)

(d)	Title of Class of Securities

Class A Common Stock, $0.01 par value

(e)	CUSIP Number

30050B101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 30050B101	13G	Page 4 of 6 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 11,591,096

(b)	Percent of class: 24.3% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-

(ii)	Shared power to vote or to direct the vote 11,591,096

(iii)	Sole power to dispose or to direct the disposition of 11,591,096

(iv)	Shared power to dispose or to direct the disposition of -0-

(1)	The calculation assumes that there is a total of 47,778,707 shares of Class A Common Stock outstanding, which is the sum of (i) the 42,570,019 shares of Class A Common Stock outstanding as of May 12, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 16, 2016, and (ii) the 5,208,688 shares of Class A Common Stock issuable upon the exchange of the Class B Units beneficially owned by the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

The Issuer entered into a Stockholders Agreement, dated as of June 4, 2015 (as supplemented and amended, the “Stockholders Agreement”), with the Reporting Person, TPG Growth II BDH, L.P., TPG Eagle Holdings, L.P., and UPMC (the “Holders”). Because of the relationship between The Advisory Board Company and the other Holders as a result of the Stockholders Agreement, the Reporting Person and such other Holders may be deemed to have formed a “group” as such term is used in Rule 13d-5.

CUSIP No. 30050B101	13G	Page 5 of 6 Pages

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 30050B101	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2016

The Advisory Board Company

By:	/s/ Evan Farber
Name: Evan Farber
Title: Chief Legal Officer and Corporate Secretary